November 15, 2010

Michael P. O'Hare, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098

Re: AssetMark Funds II
      File Nos. 333-170106 and 811-22486

Dear Mr. O'Hare:

     On October 22, 2010, you filed a registration statement on Form N-1A for AssetMark Funds II (the "Trust"), which includes six series of shares: (i) Strategic Asset Allocation Fund; (ii) Tactical Constrained Asset Allocation Fund; (iii) Tactical Unconstrained Asset Allocation Fund; (iv) Absolute Return Asset Allocation Fund; (v) Opportunistic Fixed Income Fund; and (vi) Global Tactical Real Return Assets Fund (each a "Fund" or collectively the "Funds"). Our comments are set forth below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made for a Fund, it is applicable to all similar disclosures appearing elsewhere for other Funds.

PROSPECTUS:

I. Strategic Asset Allocation Fund

Summary - Fees and Expenses of the Fund:

1.   The footnote to the table states that the Fund's adviser has contractually agreed to waive fees and/or assume expenses as necessary "through [   ], 2012." Please ensure that this date is no less than one calendar year from the effective date of the registration statement if this agreement is to be referenced in the table and footnote. See Instruction 3(e) to Item 3 of Form N-1A.

Summary - Principal Investment Strategies of the Fund

2.   The discussion of the principal investment strategies of the Fund is excessively long for the Summary portion of the prospectus. Please provide a true summary of the principal investment strategies of the Fund.

3.   Although the Funds have very different names, their principal investment strategies appear to be very similar. Please revise this section to highlight and clarify the differences in the principal investment strategies of the Funds.

4.   In the third paragraph, please disclose the expected maturity and credit rating parameters of the fixed income portion of the portfolio.

5.   Also in the third paragraph, please add the term "junk bonds" to further describe "higher-yielding bonds."

6.   In the sixth paragraph, the prospectus states that the Fund may invest in Underlying Funds that use "alternative strategies" and "utilize derivative instruments" for risk management purposes or as part of their investment strategies. Please describe the particular types of alternative strategies and derivative instruments to which the Fund is expected to have exposure. In discussing derivatives, please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Summary - Principal Risks of Investing in the Fund

7.   The "Principal Investment Strategies of the Fund" include the use of derivatives, higher-yielding bonds, international real estate securities, and U.S. government securities. Please add disclosure to this section summarizing the risks associated with these types of investments. See Item 4(b)(1)(i) of Form N-1A.

8.   The prospectus provides a description for "Equity and Fixed Income Risk." Please revise this section to provide separate descriptions for "Equity Risk" and "Fixed Income Risk."

Summary - Portfolio Manager

9.   Please revise the last column of the table to reflect each portfolio manager's length of service as portfolio manager of the Fund, which in this instance is since inception.

Summary - Payments to Financial Intermediaries

10.   If a Fund or any of its related companies pay financial intermediaries for the sale of Fund shares or related services, it must include a statement disclosing that these payments may create a

conflict of interest by influencing the intermediary and the investor's salesperson to recommend the Fund over an alternative investment. See Item 8 of Form N-1A. The disclosure in this section states that the Fund and its related companies do not pay financial intermediaries for the sale of Fund shares, but may pay fees to financial intermediaries that perform administrative, recordkeeping and shareholder services. In addition, a subsequent disclosure states that the adviser may pay a portion of it revenues in the form of allowances to certain financial advisors that participate in the GFWM platform. Please disclose the possible conflict of interest that may result from these arrangements as required by Item 8. Alternatively, please explain to us why these payments do not involve a payment for "the sale of Fund shares or related services." We may have additional comments based on your response.

II. Tactical Constrained Asset Allocation Fund

Summary - Principal Risks of Investing in the Fund

11.   Because the "Principal Investment Strategies of the Fund" include the use of real estate and high-yield bonds, please disclose the risks associated with these types of investments. See Item 4(b)(1)(i) of Form N-1A.

III. Tactical Unconstrained Asset Allocation Fund

Summary - Principal Risks of Investing in the Fund

12.   Because the "Principal Investment Strategies of the Fund" include the use of real estate, high-yield bonds, and U.S. government securities, please disclose the risks associated with these types of investments. See Item 4(b)(1)(i) of Form N-1A.

IV. Absolute Return Asset Allocation Fund

Summary - Principal Investment Strategies of the Fund

13.   The "Principal Risks of Investing in the Fund" include "Small-and Mid-Capitalization Risk." Please specifically disclose the use of these asset types as a part of the adviser's principal investment strategy. See Item 4(a) of Form N-1A.

14.   The Fund's asset allocation strategies consider the "duration attributes" of the fixed income holdings of the portfolio. Please define "duration attributes."

Summary - Principal Risks of Investing in the Fund

15.   Because the "Principal Investment Strategies of the Fund" include the use of U.S. government securities, please disclose the risks associated with this type of investment. See Item 4(b)(1)(i) of Form N-1A.

V. Opportunistic Fixed Income Fund

Summary - Principal Risks of Investing in the Fund

16.   Because the "Principal Investment Strategies of the Fund" include investments in convertible bonds, assets in emerging markets, mortgage-backed securities, and collateralized debt securities, please disclose the risks associated with these types of investments. See Item 4(b)(1)(i) of Form N-1A.

VI. Global Tactical Real Return Assets Fund

Summary - Principal Investment Strategies of the Fund

17.   The eighth paragraph in this section provides an extensive and highly technical discussion of the Fund's tactical decision strategy. Please revise this section in "plain English."

Summary - Principal Risks of Investing in the Fund

18.   Because the "Principal Investment Strategies of the Fund" include investments in exchange-traded funds, mortgage-related securities, and repurchase agreements, please disclose the risks associated with these types of investments. See Item 4(b)(1)(i) of Form N-1A.

MORE INFORMATION ABOUT THE INVESTMENT POLICIES OF THE FUNDS

19.   Please state the investment objectives of each Fund and, if applicable, state that those objectives may be changed without shareholder approval. Also, please provide a separate discussion of each Fund's principal investment strategies, including the particular type or types of securities in which the Funds will principally invest. See Items 9(a) and 9(b) of Form N-1A.

MORE INFORMATION ABOUT THE PRINCIPAL RISKS OF INVESTMENT

20.   Please ensure that the principal risks of each Fund, as identified in the table, are consistent with each of the principal risks and principal investment strategies identified in the summary section for each Fund.

PORTFOLIO TURNOVER

21.   Please include a statement that the trading costs and tax consequences associated with a Fund's portfolio turnover rate may affect its investment performance. See Instruction 7 to Item 9(b)(1) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

22.   Investment Restriction (5) discusses the concentration policy of "fund of funds." Since none of the Funds is a "fund of funds," please clarify this restriction.

Management of the Funds

23.   In the table for the Board of Trustees, please show "Other Directorship/Trusteeship Positions held by Trustee *for the Past 5 Years."* <u>See</u> Item 17(b)(3)(ii) of Form N-1A.

GENERAL COMMENTS:

24.   Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

25.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

26.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

27.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

28.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

29.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure,. they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Law Clerk